HPC Acquisitions, Inc.
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                    10935 57th Ave. No. * Plymouth, MN 55442
                    Voice (952) 541-1155 * Fax (612) 395-5435


                                                                 January 7, 2010

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Ms. Tia Jenkins

Re: HPC Acquisitions, Inc.
    Form 10-K for Fiscal Year Ended
    December 31, 2008
    Filed March 4, 2009
    File No. 000-53248

Dear Ms. Jenkins:

     We are in receipt of your letter dated December 30, 2009, in response to which we have filed an amended Form 10-K for the period in question which corrects the typographical error that your letter brought to our attention.

     In connection with our response, we acknowledge that:

     * we are responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

     * we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter, and that of your staff.

                                   Sincerely,


                                   /s/ Craig Laughlin
                                   ---------------------------------
                                   Craig Laughlin
                                   Chief Executive Officer
                                   and Chief Financial Officer